MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049678

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING
MAR 03 2015
WASH., D.C. SECTION

SEC FILE NUMBER
8- 38977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bleicherweg 21
(No. and Street)

Zurich (City) Switzerland (State) 8002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hanspeter Schiegg 01141 58 283 74 31
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young AG
(Name – *if individual, state last, first, middle name*)

Aeschengraben 9 (Address) Basel (City) Switzerland (State) 4051 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/17

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Official Certification see reverse side

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Certification see reverse side

Official Certification

Seen for authentication of the reverse side signature, acknowledged in our presence by

Mr. **Hanspeter SCHIEGG**, Swiss citizen of Steckborn/TG, in Opfikon, Switzerland, identified by identity card,

who is entered in the Register of Commerce of the Kanton of Zürich as person with the right to sign jointly by two for the

Vontobel Securities Ltd, corporation with registered head office in Zürich.

The inspection of the commercial register has taken place directly before the official certification by internet inquiry.

Zürich, 8th December 2014
BK no. 26632/vw
Fee CHF 30.00


NOTARIAT ZÜRICH (ALTSTADT)
Kt. ZÜRICH

NOTARIAT ZÜRICH (ALTSTADT)

F. Killer, Notariatssekretärin mbA
mit Beglaubigungsbefugnis

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 85 85
Fax +41 58 286 86 00
www.ey.com/ch

To the Board of Directors of
Vontobel Securities Ltd, Zurich

Basel, February 26, 2015

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Vontobel Securities Ltd (the Company) as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vontobel Securities Ltd at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

The accompanying information contained in Schedules I (computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission) and II (statement regarding Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young Ltd

Troy J. Butner
Certified Public Accountant (United States)

Philipp R. Bertschinger
Certified Public Accountant (Switzerland)

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P O Box
CH-4002 Basel

Phone +41 58 286 85 85
Fax +41 58 286 86 00
www ey com/ch

To the Board of Directors of

Vontobel Securities Ltd, Zurich

Basel, February 26, 2015

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report from SEC Rule 15c3-3 (k) for the year 2014, in which (1) Vontobel Securities Ltd (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) and (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd

Troy J. Butner
Certified Public Accountant (United States)

Philipp R. Bertschinger
Certified Public Accountant (Switzerland)

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P O Box
CH-4002 Basel

Phone +41 58 286 85 85
Fax +41 58 286 86 00
www ey com/ch

To the Board of Directors of

Vontobel Securities Ltd, Zurich

Basel, February 26, 2015

Report of Independent Accountants on Applying Agreed-Upon Procedures

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Vontobel Securities Ltd, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Vontobel Securities Ltd's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2014 through December 31, 2014. Vontobel Securities Ltd's management is responsible for Vontobel Securities Ltd's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   No differences noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2014 through December 31, 2014.

   No differences noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No differences noted.

EY
Building a better working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the January 1, 2014 through December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd

Troy J. Butner
Certified Public Accountant (United States)

Philipp R. Bertschinger
Certified Public Accountant (Switzerland)

VONTOBEL

Vontobel Securities Ltd. - Exemption Report

Vontobel Securities Ltd. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Vontobel Securities Ltd. states the following:

1. Vontobel Securities Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):

(2) (i) Special Account for the Exclusive Benefit of customers maintained
(2) (ii) All customer transactions cleared through another broker-dealer on a fully disclosed basis.

2. Vontobel Securities Ltd. met the identified exemption provisions throughout the year ended December 31, 2014 without exceptions.

I, Hanspeter Schiegg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Financial Officer

February 24, 2015

Vontobel Securities Ltd. Gotthardstrasse 43
CH-8022 Zurich
Telephone +41 (0)58 283 71 11
Telefax +41 (0)58 283 76 49

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2014
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2014 CHF	2014 USD
ASSETS		
Cash and cash equivalents	5'590'600	5'626'327
Prepaid expenses	7'237	7'283
Accounts receivable	23'057	23'205
Total ASSETS	5'620'894	5'656'815
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses	717'492	722'077
Accrued taxes	1'001	1'008
Liabilities subordinated	993'650	1'000'000
Total LIABILITIES	1'712'143	1'723'085
Shareholder's equity		
Share capital - 2'000 bearer shares of CHF 1'000 each	2'000'000	2'012'781
issued		
outstanding		
authorised		
Additional paid-in capital	7'000'000	7'044'734
Accumulated loss	(5'091'249)	(5'123'785)
Total SHAREHOLDER'S EQUITY	3'908'751	3'933'730
Total LIABILITIES AND SHAREHOLDER'S EQUITY	5'620'894	5'656'815

The accompanying notes are an integral part of those financial statements.

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2014 CHF	2014 USD
REVENUES		
Commissions	8'123'270	8'175'182
Interest income	57	57
Trading result, net	(881)	(886)
Total REVENUES	8'122'446	8'174'353
EXPENSES		
Employee compensation and benefits	2'204'289	2'218'376
Communications	575'769	579'449
Occupancy and equipment cost	121'452	122'228
Interest expenses	12'936	13'019
Data processing costs	2'668'041	2'685'091
Other expenses	1'538'430	1'548'261
Total EXPENSES	7'120'917	7'166'424
Profit before taxation	1'001'529	1'007'929
Income Taxes	0	0
Net Profit	1'001'529	1'007'929

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	Total	Paid-in Capital	Share Capital 2014	Accumulated Loss
	CHF	CHF	CHF	CHF
Beginning balance January 1, 2014	2'907'222	7'000'000	2'000'000	-6'092'778
Additional paid-in capital				
Net profit	1'001'529			1'001'529
Ending balance December 31, 2014	3'908'751	7'000'000	2'000'000	-5'091'249

	USD	USD	USD	USD
Beginning balance January 1, 2014	3'268'929	7'870'917	2'248'833	-6'850'821
Impact of exchanges rate movements on opening balances	-343'128	-826'183	-236'052	719'107
Additional paid-in capital				
Net profit	1'007'929			1'007'929
Ending balance December 31, 2014	3'933'730	7'044'734	2'012'781	-5'123'785

The accompanying notes are an integral part of these financial statements

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2014

Vontobel Securities Ltd

	2014 CHF	2014 USD
Beginning balance January 1, 2014	889'350	1'000'000
Effect of exchange rate changes on subordinated loan	104'300	
Ending balance December 31, 2014	993'650	1'000'000

The subordinated borrowings are with related parties and are available in computing net capital under SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair market value of subordinated borrowings is USD 1'000'000.

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2014
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2014 CHF	2014 USD
Cash flows from operating activities		
Net profit	1'001'529	1'007'929
Adjustments to reconcile net profit to		
Net cash provided by operating activities:		
Effect of exchange rate changes on cash		(424'782)
Effect of exchange rate changes on subordinated loan	104'300	
Changes in operating assets and liabilities:		
Decrease in prepaid expenses	55'010	55'362
Increase in account receivable	(1'374)	(1'383)
Decrease in accrued expenses	(58'104)	(58'475)
Increase in accrued taxes	841	846
Net cash provided by operating activities	1'102'202	579'497
Cash flow from financing activities		
Dividend paid	-	-
Additional paid-in capital	-	-
Net cash provided by financing activities	-	-
Net decrease in cash and cash equivalents	1'102'202	479'497
Cash and cash equivalents at beginning of year	4'488'398	5'046'830
Cash and cash equivalents at end of year	5'590'600	5'626'327
Additional cash flow information		
Cash paid during the year for:		
Income taxes	-	-
Interest payments	12'936	13'019

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
Note 1 – Summary of significant accounting policies

Nature of business

Vontobel Securities Ltd (the Company) is a wholly-owned subsidiary of Vontobel Holding Ltd (the Holding); both are incorporated in Zurich, Switzerland. The Company operates as a registered broker / dealer in the United States and provides, on an agency basis, introducing brokerage services to US institutional investors primarily in European securities. The New York branch of the Company which has been liquidated as of December 2002 has been re-established as of November 16, 2006 in the course of the acquisition of the equity brokerage and corporate finance units of Lombard Odier Darier Hentsch & Cie. by Bank Vontobel Ltd (the Bank). Vontobel Securities Ltd has mainly brokerage and services agreements with the Bank and the Holding whereby the Bank executes transactions and provides related clearing, custodial and administrative services. Bank Vontobel Ltd renders various services including management support & controlling, corporate identity and project tasks. Rates and fees are set at market rates. Costs are allocated on the basis of cost center allocation, i.e. according to effective consumption or full time equivalents.
Vontobel Securities Limited is a broker-dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA).

Basis of presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States ("US GAAP"). The Company's functional and reporting currency is that of its parent, Swiss francs. These financial statements are expressed in US dollars for the reader's convenience based on the exchange rate as at December 31, 2014 of CHF 0.99365 per USD 1.00. This convenience translation should not be construed as representation that the Swiss francs amounts could be converted to US dollars at the rate.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The amount of current and deferred taxes or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three month or less to be cash equivalents. Presented in the statement of cash flows is the effect of exchange rate changes on the (opening) cash balance.

Revenue recognition

Commissions are recorded on a trade date basis. Interest income is recorded as earned.

Recent accounting pronouncements

In May 2014, the FASB issued a new standard related to the "Revenue from Contracts with Customers" which amends the existing accounting standards for revenue recognition. The standard requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. This standard is applicable for fiscal year beginning after December 15, 2016 and for interim periods within those years and early adaption is not permitted. The Company expects to adopt this standard on January 1, 2017. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Note 2 – Taxation

In Switzerland, taxes are assessed on the Company's net equity (capital) and on the Company's income. The income tax rate is graduated in proportion to the ratio of income before taxation to capital. The following taxes (capital taxes) are recognized within Other expenses:

	2014	2014
	CHF	USD
Swiss taxes	6'561	6'603
US taxes	73	73
Total	6'634	6'676

Tax losses carried forward have been used to offset 2014 taxable income and therefore income taxes are nil.

Note 3 – expiry date of losses carried forward and net deferred tax assets

Prior year losses	2014 CHF	2014 USD
Loss fiscal year 2009 (expires 2016)	(1,595,756)	(1,605,954)
Loss fiscal year 2010 (expires 2017)	(861,442)	(866,947)
Loss fiscal year 2011 (expires 2018)	(2,038,974)	(2,052,004)
Loss fiscal year 2012 (expires 2019)	(2,946,566)	(2,965,396)
Loss fiscal year 2013 (expires 2020)	(422,768)	(425,470)

Deferred tax assets	2014 CHF	2014 USD
Net deferred tax assets	1'465'744	1'475'111
Valuation allowance	(1'465'744)	(1'475'111)
Net deferred tax assets	0	0

Note 4 – Accumulated loss

The accumulated loss as at December 31, 2014 amounts to CHF 5'091'249 (USD 5'123'785).

Note 5 – Commitments

No material lease commitments to third parties exist at December 31, 2014. However, the Company has entered into service level agreements with the Bank, the Holding and Vontobel Asset Management Inc., New York, for transaction and management services (Note 6).

Note 6 – Related party transactions

The Company is involved in significant financing and other transactions, and has significant related party balances with affiliates.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2014.

ASSETS	CHF	USD
Cash and cash equivalents	5'590'600	5'626'327
Prepaid expenses	7'237	7'283
Total assets	5'597'837	5'633'610

LIABILITIES	CHF	USD
Accrued expenses	231'816	233'297
Subordinated liability	993'650	1'000'000
Total liabilities	1'225'466	1'233'297

Included in the statement of operations are expenses resulting from various securities transactions and financing activities with certain affiliates, as well as fees for administrative services performed by the Company under the terms of various agreements.

The following table sets forth the Company's related party expenses for the year ended December 31, 2014.

	2014 CHF	2014 USD
Interest expenses	12'936	13'019
Data processing costs	2'667'377	2'684'423
Occupancy and equipment costs	131'860	132'703
Communications	519'600	522'920
Other expenses	1'026'371	1'032'930
Employee compensation and benefits	24'405	24'561
	4'382'549	4'410'556

The Company earned CHF 8'123'270 (USD 8'175'182) in commission fees from the Bank for acting as the introducing broker in accordance with their brokerage and service agreement. Rates and fees are set at market rates.

Company cash accounts in the amount of CHF 5'590'600 (USD 5'626'327) are held at the Bank; interest is based on rates paid from the Bank to third-parties for similar accounts. This year's interest income from the Bank amounts to CHF 0 (USD 0).

The Company has received a subordinated loan of USD 1'000'000 from the Holding with a scheduled maturity date on October 29, 2015. Interest is based at a rate of Libor +1% per annum.
The year's interest expense amounts to CHF 12'936 (USD 13'019).

Note 7 – Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid in the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital (as defined) of USD 655'318 of which USD 405'318 was in excess of its required net capital (as defined) of USD 250'000. The Company's net capital ratio (as defined) was 1.10 to 1.

Note 8 – Financial instruments with off balance sheet risks

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the fair value of the security is different from the contract amounts of the transaction. The Company does not anticipate non-performance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk.

Note 9 – Cash and cash equivalents

As at December 31, 2014 cash and cash equivalents include demand deposits with banks. These are stated at face value.

Note 10 – Accrued expenses

Accrued expenses include compensation and benefits related expenses in the amount of CHF 393'698 (USD 396'214). The remainder includes accruals for audit, consulting and administrative expenses.

Note 11 – Other expenses

Other expenses include administrative and service expenses from affiliates and other business expenses.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

Net Capital	USD
Shareholder's equity	3'933'730
Liabilities subordinated to claims of general creditors	1'000'000
Less: non-allowable assets and deductions and charges	
Non-allowable assets	
Cash and cash equivalents	-4'223'772
Prepaid expenses	-7'283
Accounts receivable	-23'204
Net capital before haircuts	679'471
Less: haircuts on foreign currency assets	-24'153
Net capital	655'318

Computation of basic net capital requirement

Aggregate indebtedness	
Accrued expenses	722'077
Liabilities for taxes	1'008
Total aggregate indebtedness	723'085
Minimum net capital required (greater of USD 250'000 or 6 2/3% of aggregate indebtedness)	250'000
Excess net capital	405'318
Ratio of aggregate indebtedness to net capital	1.10 to 1

The Company has classified USD 4'223'772 of its cash balance at the Bank as non-allowable, because this cash is not used to settle operational liabilities.

There were no material differences between the above computation of net capital and the computation included in the Company's unaudited Form's X-17A-5 Part II Focus report as of December 31, 2014.

STATEMENT REGARDING Rule 15c3-3
AS OF DECEMBER 31, 2014

The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k) (2) (i) and Section (k) (2) (ii) of that rule.